Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 9 DATED JULY 25, 2011

TO THE PROSPECTUS DATED APRIL 29, 2010

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2010 as supplemented by Supplement No. 6 dated April 28, 2011, Supplement No. 7 dated May 31, 2011 and Supplement No. 8 dated June 21, 2011. The purpose of this Supplement No. 9 is to disclose:

•	the status of our public offerings and the extension of our current offering;

•	an update regarding our dealer manager;

•	an update regarding our advisory agreement;

•	an update regarding our investment in Stone Ridge Apartments; and

•	an update regarding management compensation.

Status of Our Public Offerings and Extension of Offering

We commenced our current follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our current follow-on offering, we terminated our initial public offering. As of July 22, 2011, we had received and accepted subscriptions in our offerings for an aggregate of 6,723,146 shares of our common stock, or $66,619,178, including shares issued under our distribution reinvestment plan. As of July 22, 2011, 82,201,429 shares remained available for sale to the public under our current follow-on offering, including shares available under our distribution reinvestment plan.

On July 22, 2011, we filed a registration statement on Form S-11 with the Securities and Exchange Commission, or the SEC, for a follow-on public offering of up to $725,000,000 in shares of common stock, which we refer to as the second follow-on offering. Pursuant to Rule 415 under the Securities Act of 1933, as amended, we have extended the termination date of our current follow-on offering to the earlier of the effective date of the registration statement on Form S-11 for the second follow-on offering or January 24, 2012, which is 180 days after the third anniversary of the initial effective date of the registration statement for this offering.

Update Regarding Our Dealer Manager

On July 20, 2011, our advisor, Paladin Realty Advisors, LLC, or Paladin Advisors, entered into an agreement pursuant to which it will transfer 100% of its ownership interest in our dealer manager, Paladin Realty Securities, LLC, to KBR Capital Partners, LLC, or KBR Capital Partners. In addition, effective July 21, 2011, the name of Paladin Realty Securities, LLC, a broker-dealer registered with the SEC and the Financial Industry Regulatory Authority, Inc., or FINRA, was changed to KBR Capital Markets, LLC.

The transfer of the broker-dealer to KBR Capital Partners is expected to be completed 30 days after a continuing membership application is filed with FINRA, subject to the satisfaction of customary closing conditions. Notwithstanding the completion of the transfer, FINRA has the ability to impose interim restrictions that would remain in effect until the application is decided.

KBR Capital Partners, a Delaware limited liability company controlled by Vinay Kumar and Bhavin Shah, is an institutional alternative investments firm that employs a multi-manager strategy to deliver a diversified and distinctive array of investment opportunities to individual and institutional investors. Paladin Realty Partners, LLC, our sponsor, has entered into a joint venture agreement with KBR Capital Advisors, LLC, an affiliate of KBR Capital Partners, pursuant to which it they may jointly sponsor additional public and private investment funds in the future.

Update Regarding Our Advisory Agreement

On July 20, 2011, we entered into the Sixth Amended and Restated Advisory Agreement, effective as of July 28, 2011, with Paladin Realty Income Properties, L.P., or Paladin OP, our operating partnership, and Paladin Advisors. The Sixth Amended and Restated Advisory Agreement expires on July 28, 2012 but otherwise has identical terms to the Fifth Amended and Restated Advisory Agreement dated as of July 28, 2010.

Update Regarding Our Investment in Stone Ridge Apartments

The disclosure regarding our investment in Stone Ridge Apartments included in supplement No. 6 dated April 28, 2011 to the prospectus dated April 29, 2010 is hereby superseded and replaced by the following:

Stone Ridge Apartments

On March 30, 2011, our subsidiary, PRIP Stone Ridge, LLC, along with The DT Group, entered into a joint venture, DT Stone Ridge, LLC, which we refer to as DT Stone Ridge, to purchase Stone Ridge Apartments, located in Columbia, South Carolina. DT Stone Ridge acquired Stone Ridge Apartments from the Richmond County master-in-equity following a foreclosure sale by the previous lender. An affiliate of The DT Group was the previous owner of the property who lost it through the foreclosure. At closing, through PRIP Stone Ridge, LLC, we held a 50.0% membership interest in DT Stone Ridge, and The DT Group, through its subsidiary, DT Columbia SC Management, LLC or the DT member, owned the remaining 50.0% membership interest in DT Stone Ridge.

Funding the Investment

The purchase and recapitalization of Stone Ridge Apartment consisted of $2,700,000 of equity and $3,500,000 of new debt. Our investment was structured to provide a minimum contribution of $1,350,000 and a maximum of $1,850,000. The flexibility of our commitment was intended to give the DT member additional time post-closing to raise money from its investors to acquire a maximum 50% interest in the joint venture. On March 30, 2011, we contributed $1,350,000 to acquire an initial 50.0% membership interest in DT Stone Ridge. We also made a $250,000 loan to the DT member. Separately, the DT member contributed $850,000 to complete the purchase. On June 24, 2011, the joint venture partners amended the venture operating agreement to finalize the equity contributions and ownership interests. The DT member did not contribute additional equity to the venture. We converted the $250,000 member loan to equity in the venture and contributed an additional $250,000 of equity to the venture to complete the recapitalization of Stone Ridge Apartments. The ownership interests in DT Stone Ridge were adjusted to reflect the actual amounts funded by each member. PRIP Stone Ridge now owns 68.5% based on $1,850,000 of capital contribution and the DT member owns the remaining 31.5%.

To complete the recapitalization, our advisor assisted DT Stone Ridge in obtaining a 12-month non-recourse bridge loan, from C-III Commercial Mortgage LLC, in the amount of $3,500,000 as evidenced by a commercial note dated March 30, 2011.

The bridge loan bears interest at a variable rate of 550 basis points over 30-day LIBOR; however, DT Stone Ridge purchased an interest rate cap which effectively fixed the interest rate at 6.5%. The bridge loan pays interest only and is generally prepayable at any time prior to its maturity, provided that any such prepayment occurs on the ninth day of the calendar month. The loan is prepayable without an exit fee for the first six months. If the loan is repaid after six months but before nine months, DT Stone Ridge will be required to pay an exit fee equal to 0.5% of the loan amount. If the loan is repaid anytime thereafter, the exit fee will be 1.0% of the loan amount. The bridge loan is secured by a mortgage on Stone Ridge Apartments. We have agreed to guarantee certain exceptions provided in the terms of the non-recourse bridge loan, but only upon the occurrence of certain limited events. All of the $3,500,000 in bridge loan proceeds were funded at closing. DT Stone Ridge intends to refinance the bridge loan within 12 months and expects to obtain a permanent, fixed-rate loan from Fannie Mae or Freddie Mac.

Our investment in DT Stone Ridge was funded with proceeds from our follow-on offering. In connection with our investment, we paid an acquisition fee to our advisor of $63,722 pursuant to the terms of the advisory agreement. We will also pay our advisor an annual asset management fee of $12,744 pursuant to the terms of the advisory agreement, which is less than the maximum fee allowed.

The Property

Stone Ridge Apartments is a 191-unit rental apartment community consisting of 12 two- and three-story garden-style apartment buildings located on a 14.33 acre site in Columbia, South Carolina, 29210. The property was built in 1975. The property has an aggregate of 199,226 rentable square feet and an average unit size of 1,043 square feet. The property contains 44 one-bedroom, one-bath units, 93 two-bedroom, one and a half-bath townhouse units, 46 two-bedroom, two-bath units, and 8 three-bedroom, two and a half-bath townhouse units. Ground floor units have patios, and second story units have balconies. The property has been periodically renovated, including the installation of new windows and siding in the 1990s, and most recently the replacement of 10 of 13 roofs in 2008.

The leased space is comprised entirely of residential apartment units. Each lease is specific to an individual unit. Collectively, the units are leased subject to the terms of a standard lease form. Individual leases generally have a term of one year. As of December 31, 2010, the property had an average lease rent per unit of $704, an average effective rent per unit of $538 and was 85.3% occupied.

Stone Ridge Apartments lies approximately three miles northwest of the Columbia central business district via I-126. The property competes effectively with other rental apartment communities in its submarket based on tangible factors such as rental rate and unit type, as well as intangible factors such as proximity to places of employment, schools and shopping and recreational venues.

In the opinion of management, the property is suitable and adequate for its intended purpose and is adequately covered by insurance. We obtained a Phase I environmental survey and are satisfied with the environmental status of the property.

For federal income tax purposes, the tax basis in Stone Ridge Apartments is approximately $6,200,000. The real property component of Stone Ridge Apartments will be depreciated on a straight-line basis using estimated useful lives of 27.5 years for building and building improvements and by the 200% declining balance method using estimated useful lives of five to seven years for furniture, fixtures and equipment. Realty taxes for the fiscal year ended 2010 on Stone Ridge Apartments were $184,760 at a tax rate of 2.67% of the tax assessor’s appraised value of $6,926,400.

The Operating Agreement

On March 30, 2011 PRIP Stone Ridge, LLC entered into an operating agreement with the DT member, which governs the structure, operation and management of DT Stone Ridge and the interests of its investors.

We have contributed $1,850,000 to this joint venture investment. The operating agreement provides that we will receive a priority preferred return of 12.0% annually from operating cash flow before distributions to the DT member. After we receive our preferred return, the DT member will receive a 5.0% annual pro rata return on its contributed capital. Thereafter, we will receive an incremental return of 3% annually until we receive a 15% total annual return on our investment, inclusive of our priority preferred return. Finally, distributions will be split in proportion to each member’s capital contribution.

The operating agreement provides for distributions of sale or refinancing proceeds, if any, as follows. First, residual proceeds will be distributed to us as a return of equity. Second, after our invested capital has been returned, proceeds will be distributed to us until we achieve a 15% internal rate of return, or IRR. Third, proceeds will be distributed to us to satisfy our yield maintenance amount, which is a fixed dollar sum approximately equal to the total amount we would have received if our investment remained outstanding for five years. The yield maintenance amount is a diminishing sum. The initial yield maintenance amount is equal to $1,387,500 ($1,850,000 x 15% x 5 years) and is reduced by actual distributions of operating cash flow made to us. After distributions are made to return our equity, satisfy our 15% IRR and pay any yield maintenance amount, 100% of the remaining proceeds will be distributed to the DT member. At any time after we have received the sum of the amounts due to us under the terms of the operating agreement as described above, either PRIP Stone Ridge or the DT Member may exercise a put-call mechanism which will enable and require DT Stone Ridge to purchase the interest of PRIP Stone Ridge for $1,000.

Except as otherwise described in the operating agreement, all aspects of the business and affairs of DT Stone Ridge will be managed, and all decisions affecting the business and affairs of DT Stone Ridge and Stone Ridge Apartments will be made, by the members, acting through a five-member management committee. Our representatives hold three seats on the committee, and DT member representatives hold two seats. A majority vote of the management committee will be decisive on all matters.

The Property Management Agreement

Pegasus Residential, LLC, an independent property management firm unrelated to either member of DT Stone Ridge, has been engaged as the property manager of Stone Ridge Apartments pursuant to a property management agreement that provides for an initial one year term and automatic renewals for successive one year terms. Either party may terminate the property management agreement upon 30 days’ prior written notice. A management fee is payable monthly in arrears equal to 5.0% of the monthly gross revenues of Stone Ridge Apartments for the first four months of operations. Thereafter, the fee will consist of a 3.5% base fee and a 0.5% bonus. The bonus will be contingent upon achieving a minimum annual net operating income.

Update Regarding Management Compensation

As disclosed in the prospectus, upon termination of the advisory agreement between us, Paladin OP and Paladin Advisors, other than a termination for cause, Paladin Advisors may become entitled to receive a subordinated distribution if certain stockholder return thresholds have been met, and such distribution may be paid in the form of shares of our common stock. If Paladin Advisors receives such a distribution in shares of our common stock, we will not redeem those shares prior to a listing or other liquidity event other than with the proceeds from the sale of assets selected or managed by Paladin Advisors.

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